UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one)
(   )  Form 10-K    (  ) Form 20-F   (  ) Form 11-K   (X) Form 10-Q
(  ) Form N-SAR

	For Period Ended:   6/30/96

	(  ) Transition Report on Form 10-K
	(  ) Transition Report on Form 20-F
	(  ) Transition Report on Form 11-K
	(  ) Transition Report on Form 10-Q
	(  ) Transition Report on Form N-SAR
	For the transition Period Ended:

Read instruction (on back page) Before Preparing Form,   Please print or type.

Nothing in this form shall be construed to imply that the Commsion has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant
ANTARES RESOURCES CORPORATION

Former Name if Applicable
- ------

2345 Friendly Road
Address of Principal Executive Office (Street and Number)

Fernandina Beach, Florida 32034
City, State and Zip Code

PART II - RULES 12b25(b) AND (c )

If the subject report could not be filed without unreasonable effort or expense and the registration seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

      	(a)	The reasons described in reasonable detail in Part III of this
           form could not be	eliminated without unreasonable effort or expense;
(  X )	(b)	The subject annual report, semi-annual report, transition
           report on Form 10-K,		Form 20-F, 11-K, Form N-SAR, or portion
           thereof, will be filed on or before the fifteenth calendar day
           following the prescribed due date; or the subject	quarterly
           report of transition report on Form 10-Q, or portion thereof
           will be	filed on or before the fifth calendar day following
           the prescribed due date; and ( c) 	The accountant's statement
           or other exhibit required by Rule 12b-25(c)has been
          		attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q,
 N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheet if Needed)

	PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Joan Kushay				(516)	683-8116
	Name					Area Code and Telephone Number

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Ast of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to
file such  reports) been filed? If answer is no, identify report(s) .
Yes (X )  No  (   )

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
								Yes ( )  No ( X )

If so, attach an explanation of the anticipated change, both narratively and and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ANTARES RESOURCES CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date       August 13, 1996			By: /s/Joan Kushay

INSTRUCTION: This form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.